22

PUBLIC

SEC 17009523 MISSION

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SEC Mail Processing Section MAR 28 2017 Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51030

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2016** (MM/DD/YY) AND ENDING **DECEMBER 31, 2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **PCE INVESTMENT BANKERS, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 E. NEW ENGLAND AVENUE, SUITE 400
(No. and Street)

WINTER PARK	**FLORIDA**	**32789**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL W. POOLE **(407) 621-2100**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

SEC / TM RECEIVED 2017 MAR 31 AM 8:06

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

amb

OATH OR AFFIRMATION

I, MICHAEL W. POOLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or PCE INVESTMENT BANKERS, INC., as of December 31, 2016 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH DOMROSKI
Notary Public - State of Florida
Commission # FF 904401
My Comm. Expires Sep 18, 2019
Bonded through National Notary Assn.

Public Notary

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of PCE Investment Bankers, Inc.

We have audited the accompanying statement of financial condition of PCE Investment Bankers, Inc. as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of PCE Investment Bankers, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PCE Investment Bankers, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, PA

Maitland, Florida

March 22, 2017

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

ASSETS		
Cash and cash equivalents	$	580,395
Trade accounts receivable		27,500
Prepaid expense		7,585
	$	615,480

LIABILITIES AND STOCKHOLDER'S EQUITY

STOCKHOLDER'S EQUITY		
Common stock:		
Class A common stock, voting, $.01 par value; 50,000 shares authorized, 7,200 shares issued and outstanding	$	72
Class B common stock, non-voting, $.01 par value; 50,000 shares authorized, 3,327 shares issued and outstanding		33
Additional paid-in-capital		624,789
Accumulated deficit		(9,414)
		615,480
	$	615,480

The Notes to Financial Statements are
an integral part of this statement.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business: PCE Investment Bankers, Inc., (the "Company") was incorporated in July 1997 under the name of Poole Carbone Capital Partners, Inc., for the purpose of offering investment banking, consulting, and broker/dealer services to its clients. A legal name change to its current form was effected in May 2003. Effective January 1, 2006, the Company is a wholly-owned subsidiary of PCE Holdings, Inc. The Company has not yet begun operations as a broker/dealer in the business of buying and selling securities for individual clients, but has provided investment banking and consulting services for its clients.

Revenue recognition: The Company earns advisory revenue through retainer agreements and success fees based upon the occurrence of certain events which may include announcements or completion of various types of financial transactions and also through retainer fee arrangements. Revenue is recognized when: 1) there is a contractual arrangement with a client; 2) agreed upon services have been provided; 3) fees are fixed or determinable; and 4) collection is reasonably assured.

Cash equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts receivable: Accounts receivable represent fees due for consulting services that have been completed during the year. As of December 31, 2016, no allowance for uncollectible accounts was considered necessary.

Income taxes: The Company elected to be taxed as an S-corporation on its income in accordance with Section 1362 of the Internal Revenue Code. In addition, under provisions of the Internal Revenue Code, effective January 1, 2006, the Company is a qualified subchapter S subsidiary and all income tax information of the Company is included in the income tax return of PCE Holdings, Inc. Accordingly, no provision or liability for income taxes is reflected in these financial statements. As of December 31, 2016, the Company's tax years for 2013 through 2016 are subject to examination by the Internal Revenue Service.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Date of Management's Review: Subsequent events were evaluated through March 22, 2017 which is the date the financial statements were available to be issued. Management has determined that there are no events occurring subsequent to December 31, 2016 requiring disclosure.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $580,395, which was $575,395 more than the required net capital of $5,000. The ratio of aggregate indebtedness to net capital at December 31, 2016 was 0 to 1.

Note 3. Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC Rule 15c3-3 in that it will carry no customer accounts, promptly transmit all customer funds and deliver all securities received in connection with activity as a broker/dealer, and effectuate all financial transactions with customers through one or more accounts designated as "Special Account for the Exclusive Benefit of Customers of PCE Investment Bankers, Inc."

Note 4. Related Party Transactions

The company is under common control with sister companies, PCE Advisory, LLC; PCE Valuations, LLC, and PCE Indexes, LLC.

In addition, PCE Management, Inc. (PCEM) is a subsidiary of PCE Holdings, Inc. On January 1, 2008, the Company entered into a management agreement with PCEM under which certain overhead expenses, payroll, payroll related expenses, and other costs would be paid to PCEM monthly in addition to a fee for management services. Consequently, operating results and financial position may be different than if these entities were autonomous. Pursuant to the management agreement, $2,304,135 was recorded in operating expenses in various accounts for the year ended December 31, 2016. As of December 31, 2016, the Company had satisfied all liabilities incurred on its behalf by PCEM and had prepaid general and administrative expenses to PCEM in the amount of $7,585.

Note 5. Fair Value of Instruments

The Company has adopted FASB ASC 820, *Fair Value Measurements and Disclosures* for its financial assets and liabilities. FASB ASC 820 refines the definition of fair value, expands the disclosure requirements about fair value measurements, and establishes specific requirements as well as guidelines for a consistent framework to measure fair value.

The Company's financial instruments are cash and cash equivalents, accounts receivable, and prepaid expenses. The recorded values of these financial instruments approximate their fair values based on their short-term nature.

Note 6. Concentrations of Credit Risk

The Company maintains cash balances at a financial institution. Cash balances are insured by the FDIC up to $250,000 per depositor, per insured bank. Amounts in excess of insured limits were approximately $330,395 at December 31, 2016. It is the opinion of management that the probability of the Company having to absorb the amount at risk of loss is remote.

Note 7. Commitments and Contingencies

The Company does not have any commitments or contingencies.